

January 13, 2023

Lawrence Fey
Chief Financial Officer
Vivid Seats Inc.
111 N. Canal Street
Suite 800
Chicago, IL 60606

      Re: Vivid Seats Inc.
           Form 10-K for Fiscal Year Ended December 31, 2021
           Filed March 15, 2022
           File No. 001-40926

Dear Lawrence Fey:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Trade & Services